IVY FUNDS

6300 Lamar Avenue

Overland Park, Kansas 66202-4200

(913) 236-2000

August 29, 2017

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (the “Registrant”)
SEC File No. 333-219593
Rule 473 Delaying Amendment filing

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-219593) relating to the proposed reorganization of the Waddell & Reed Advisors (“WRA”) Core Investment Fund, WRA Dividend Opportunities Fund, WRA Energy Fund, WRA Tax-Managed Equity Fund, WRA Value Fund, WRA Bond Fund, WRA Global Bond Fund, WRA Government Securities Fund and WRA Municipal Bond Fund into the Ivy Core Equity Fund, Ivy Dividend Opportunities Fund, Ivy Energy Fund, Ivy Tax-Managed Fund, Ivy Value Fund, Ivy Bond Fund, Ivy Global Bond Fund, Ivy Government Securities Fund and Ivy Municipal Bond Fund, respectively. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2017 (0001193125-17-242480) and was scheduled to go effective September 1, 2017, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Overland Park, and the State of Kansas, on this 29th day of August, 2017.

No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Very truly yours,

Jennifer K. Dulski

Jennifer K. Dulski, Esq.

Secretary of the Registrant